September 11, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Myra Moosariparambil, Steve Lo, John Coleman, Cheryl Brown, Irene Barberena-Meissner, and Daniel Morris

Re:	Response to the Securities and Exchange Commission

Staff Comment dated September 8, 2025, regarding

Anfield Energy Inc.

Amendment No. 1 to Registration Statement on Form 20-F

Filed September 3, 2025

File No. 001-42808

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the September 8, 2025 letter regarding the above-referenced Amendment No. 1 to Registration Statement on Form 20-F (the “Form 20-F”) of Anfield Energy Inc. (the “Company”, “we,” “our,” or “us”) as filed with the SEC on September 3, 2025. Simultaneously with the transmission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Form 20-F (the “Amendment”), responding to the Staff’s comment.

For your convenience, the Staff’s comment is included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

19. Subsequent Events, page 34

Staff Comment No. 1.

In response to prior comment 1, you did not retroactively restate the share and per share figures in the consolidated financial statements as of and for the year ended December 31, 2024 and 2023, but you revised the disclosures to present the retroactively restated share and per share figures throughout the amendment, including the condensed interim consolidated financial statements as of and for the six months ended June 30, 2025. In order to provide consistent and transparent disclosures to investors, please also revise your consolidated financial statements as of and for the years ended December 31, 2024 and 2023 to present the revised share amounts and per share figures to reflect the Share Consolidation. Refer to SAB Topic 4.C. for guidance.

Company’s Response:

In response to the Staff’s comment, the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 included in the Amendment have been revised to retroactively restate the share and per share figures to reflect the 75-for-1 share consolidation that became effective on August 1, 2025.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or raymer.richard@dorsey.com.

Sincerely, Anfield Energy Inc.

/s/ Corey Dias
Corey Dias Chief Executive Officer

cc:	Richard Raymer, Esq., Dorsey & Whitney LLP